THE PARKING REIT
8880 W. SUNSET ROAD SUITE 340,
LAS VEGAS, NV 89148

December 28, 2017

Shannon Sobotka
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
 Washington, D.C.  20549-7010

Re: MVP REIT II, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 27, 2017
Form 10-Q for the period ended June 30, 2017
Filed August 21, 2017
Form 10-Q for the period ended September 30, 2017
Filed November 15, 2017
Response dated November 21, 2017
File No. 000-55760

Dear Ms. Sobotka:
This letter responds to your letter, dated December 15, 2017 (the "Comment Letter"), regarding the above-referenced Form 10-Q for the period ended September 30, 2017 (the "Form 10-Q"), filed by The Parking REIT, Inc. (formerly known as MVP REIT II, Inc., and referred to herein as the "Company").  For ease of reference, the headings below correspond to the headings in the Comment Letter.  The response below is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the "Staff") from the Comment Letter appearing in bold type.  The paragraph references in our response below are to the revised quarterly report for the period ended September 30, 2017 on Form 10-Q/A (the "Form 10-Q/A"), which is being filed today by electronic submission.

Form 10-Q for the period ended September 30, 2017

Certifications, pages 42 and43

1. We note that the certifications included at the end of the Form 10-Q omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Please file an abbreviated amendment to the Form 10-Q that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

Response: The Form 10-Q has been revised to include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. The Form 10-Q/A consists of a cover page, an explanatory note, a signature page and paragraphs 1, 2, 4 and 5 of the certifications.

If you should have any questions, please do not hesitate to call me at (702) 857-7476 or email me at ebentzen@theparkingreit.com.
Sincerely,
/s/ Ed Bentzen
Ed Bentzen
Chief Financial Officer
The Parking REIT, Inc.